FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MAY 11, 2010

BAYTEX ENERGY TRUST ANNOUNCES FIRST QUARTER 2010 RESULTS

Calgary, Alberta (May 11, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce its operating and financial results for the three months ended March 31, 2010 (in Canadian dollars unless otherwise denoted).

Highlights

•	Produced a quarterly record of 43,425 boe/d for Q1/2010 (an increase of 9% from Q1/2009 and 2% from Q4/2009);
•	Generated funds from operations of $107.5 million in Q1/2010 (an increase of 81% from Q1/2009 and 10% from Q4/2009);
•	Drilled our highest rate wells to date in our light resource plays in the Bakken/Three Forks in North Dakota and the Viking in southwest Saskatchewan;
•
Subsequent to the end of Q1/2010, entered into an agreement to acquire heavy oil assets in the Lloydminster area of southwest Saskatchewan, which are producing approximately 900 bbl/d and include 32,100 net acres of undeveloped land: and

•	Delivered total market return (assuming reinvestment of distributions) of 18% in Q1/2010.

	Three Months Ended
	March 31, 2010	December 31, 2009	March 31, 2009
FINANCIAL (thousands of Canadian dollars, except per unit amounts)
Petroleum and natural gas sales	261,782	237,981	150,336
Funds from operations (1)	107,498	97,344	59,372
Per unit - basic	0.98	0.90	0.61
Per unit - diluted	0.95	0.87	0.60
Cash distributions declared (net of DRIP)	49,142	37,286	34,947
Per unit	0.54	0.42	0.42
Net income (loss)	51,954	27,956	(8,490)
Per unit - basic	0.47	0.26	(0.09)
Per unit - diluted	0.46	0.25	(0.09)

Exploration and development	57,011	45,471	47,664
Acquisitions – net of dispositions	2,333	37,083	(16)
Total oil and gas expenditures	59,344	82,554	47,648

Bank loan	257,364	265,088	272,421
Convertible debentures	6,353	7,736	10,219
Long-term notes	150,000	150,000	226,768
Working capital deficiency	50,381	51,452	52,531
Total monetary debt (2)	464,098	474,276	561,939

(1)
Funds from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other operating items. Baytex’s funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future distributions and capital investments. For a reconciliation of funds from operations to cash flow from operating activities, see Management’s Discussion and Analysis of the operating and financial results for the three months ended March 31, 2010.

(2)
Total monetary debt is a non-GAAP term which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial instrument gains or losses)), the principal amount of long-term debt and the balance sheet value of the convertible debentures.

Baytex Energy Trust
Press Release
May 11, 2010

	Three Months Ended
	March 31, 2010	December 31, 2009	March 31, 2009
OPERATING
Daily production
Light oil and NGL (bbl/d)	6,660	6,541	7,120
Heavy oil (bbl/d)	27,278	26,423	23,432
Total oil (bbl/d)	33,938	32,964	30,552
Natural gas (mmcf/d)	56.9	58.5	55.3
Oil equivalent (boe/d @ 6:1) (1)	43,425	42,713	39,762

Average prices (before hedging)
WTI oil (US$/bbl)	78.71	76.19	42.98
Edmonton par oil ($/bbl)	80.31	76.73	50.29
BTE light oil and NGL ($/bbl)	68.04	62.68	43.05
BTE heavy oil ($/bbl) (2)	62.07	57.24	33.97
BTE total oil ($/bbl)	63.24	58.31	36.11
BTE natural gas ($/mcf)	5.31	4.87	5.42
BTE oil equivalent ($/boe)	56.41	51.71	35.28

USD/CAD noon rate at period end	0.9846	0.9555	0.7935
USD/CAD average rate for period	0.9607	0.9467	0.8030

TRUST UNIT INFORMATION
TSX
Unit price (Cdn$)
High	$ 36.80	$ 30.50	$ 17.49
Low	$ 29.50	$ 21.57	$ 9.77
Close	$ 34.35	$ 29.70	$ 15.10
Volume traded (thousands)	22,448	22,820	38,989

NYSE
Unit price (US$)
High	$ 36.07	$ 29.32	$ 14.85
Low	$ 27.56	$ 19.83	$ 7.84
Close	$ 33.96	$ 28.30	$ 12.07
Volume traded (thousands)	4,452	5,492	12,545

Units outstanding (thousands)	110,650	109,299	98,479

(1)
Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2)	Heavy oil wellhead prices are net of blending costs.

Baytex Energy Trust
Press Release
May 11, 2010

Operations Review

Production averaged 43,425 boe/d during the first quarter of 2010, as compared to 42,713 boe/d in the fourth quarter of 2009, a 2% increase in oil-equivalent production. Oil production increased by 3% and natural gas production declined by 3% as compared to the prior quarter.

Capital expenditures for exploration and development activities totaled $57.0 million for the first quarter of 2010. During the first quarter of 2010, Baytex participated in the drilling of 51 (39.9 net) wells, resulting in 41 (31.1 net) oil wells, three (1.8 net) natural gas wells, six (6.0 net) stratigraphic wells and one (1.0 net) service well for a 100% success rate. First quarter drilling included 25 (18.7 net) wells in our Lloydminster heavy oil area, five (5.0 net) producing wells and six (6.0 net) stratigraphic wells at Seal, 12 (9.1 net) wells in our light oil and gas areas in western Canada and three (1.1 net) wells in North Dakota.

Consistent with previous guidance, our exploration and development capital budget for 2010 is $235 million, which is designed to generate an average production rate of 43,500 boe/d. Guidance for 2010 average production is being increased from 43,500 boe/d originally to 44,000 boe/d including the contribution from the Lloydminster acquisition.

Heavy Oil

In the first quarter of 2010, heavy oil production averaged 27,278 bbl/d, an increase of 16% over the first quarter of 2009 and 3% over the fourth quarter of 2009. During the first quarter of 2010, we drilled 29 (22.7 net) producing wells and seven (7.0 net) stratigraphic test or service wells on our heavy oil properties at a 100% success rate.

Production from Seal averaged approximately 7,300 bbl/d in the first quarter, an increase of 900 bbls/d over the fourth quarter of 2009. In the first quarter, we drilled five horizontal producers at Seal, encompassing a total of 34 horizontal laterals. Initial rates averaged over 400 bbl/d per well.  Lloydminster area production was flat versus fourth quarter 2009 levels, as cold primary development activities offset natural declines.

Subsequent to the end of the first quarter, we entered into an agreement to acquire the shares of a private company with heavy oil assets in the Lloydminster area. The aggregate cash consideration for the acquisition (net of estimated positive working capital at closing) is approximately $40.9 million, which will be funded by drawing on our revolving credit facility. The acquisition, which is subject to certain conditions, including shareholder approval and the receipt of all required regulatory and court approvals, is expected to close in late-May 2010.  Production from the acquired assets is approximately 900 bbl/d of oil. We are also acquiring approximately 32,100 net acres of undeveloped land. The acquired assets provide a number of cold heavy oil development opportunities and can be readily integrated into our existing producing infrastructure in the Lloydminster area.

Light Oil & Natural Gas

During the first quarter of 2010, production averaged 16,147 boe/d, which was comprised of 6,660 bbl/d of light oil and NGL and 56.9 mmcf/d of natural gas. On an oil-equivalent basis, production of light oil and natural gas declined by 2% over the previous quarter, reflecting a 2% increase in production of light oil and NGLs and a 3% decrease in natural gas production. In the first quarter, we drilled 15 (10.2 net) wells resulting in 12 (8.4 net) oil wells and three (1.8 net) natural gas wells, for a success rate of 100%.

In our Bakken/Three Forks light oil resource play in North Dakota, we participated in the drilling of three horizontal oil wells (37.5% working interest). Production from the five Baytex-operated wells that have been completed and put on production to date has averaged approximately 300 bbl/d per well during the peak 30-day period.  One of the wells completed during the quarter was the second well drilled in a single section, averaging approximately 450 bbl/d during the peak 30-day production period, as compared to 240 bbl/d for the original well in the section.  The production rate from the infill well was the highest rate we have achieved in the play to date, reflecting both improvement in completion techniques and the potential for infill drilling.

Baytex drilled four (4.0 net) horizontal wells in our Viking light oil resource play on lands in Alberta and Saskatchewan in the first quarter. Two of these wells have been completed and put on production. In southwest Saskatchewan, we completed a Viking horizontal well with multi-stage hydraulic fracs, achieving a peak 30-day rate of approximately 160 bbl/d.  Baytex holds approximately 60 sections of prospective Viking light oil lands in southwest Saskatchewan and has no undeveloped locations booked as of year-end 2009. In Alberta, one multi-lateral unfractured horizontal well was completed and is approaching the end of its first month of production at an average rate of approximately 100 bbl/d.

[Baytex Energy Trust
Press Release
May 11, 2010

Financial Review

Funds from operations (“FFO”) were $107.5 million for the first quarter of 2010, an increase of 10% compared to the fourth quarter of 2009. This increase was largely driven by improvement in oil prices and increased production. Average WTI price for the quarter was US$78.71/bbl, a 3% increase over the fourth quarter of 2009. Baytex received an average oil price of $63.24/bbl in the first quarter of 2010 (net of our physical heavy oil hedging losses), an increase of 8% over the fourth quarter of 2009. We also received an average natural gas price of $5.31/mcf in the first quarter of 2010, an increase of 9% over the prior quarter.

Heavy oil price differential, as measured by Western Canadian Select (“WCS”) prices, averaged 12% of WTI for the first quarter of 2010, compared to 16% in the fourth quarter of 2009 and 21% in the first quarter of 2009. Additional third party transportation capacity and refining infrastructure have led to significant improvement in differentials for heavy oil over the past three years, a trend which has continued in the first quarter of 2010. In the second quarter of 2010, differentials have increased modestly to date, primarily due to seasonal refinery turnarounds, with current differentials at about 17% of WTI.

Commodity price and production improvements were partially offset by increased royalties and general and administrative expenses. First quarter FFO was impacted by higher consulting fees, lower recoveries and a non-recurring general and administrative expense item of $1.9 million for tax indemnification payments relating to our Trust Unit Rights Incentive Plan. The tax indemnification payments also affected fourth quarter 2009 general and administrative expenses.  Further charges are not expected for this item.

In the first quarter of 2010, total cash distributions declared were $49.1 million, or $0.54 per unit, representing a payout ratio of 46% net of distribution reinvestment plan (“DRIP”) participation (55% before DRIP). Based on the current commodity price strip, we expect to generate sufficient funds from operations in 2010 to fully fund our exploration and development capital program and our distributions.

At the end of the first quarter of 2010, total monetary debt was $464 million, which left undrawn credit facilities of $207 million and represents a debt-to-FFO ratio of 1.2 times based on FFO for the trailing twelve-month period. Both of these metrics are well within our leverage and liquidity targets, and provide ample capacity to finance our operations.

Subsequent to the end of the quarter, we entered into an agreement to acquire a number of private entities which will be used in our internal financing structure.  The aggregate cash consideration for the acquisition is approximately $37.0 million, which will be funded by drawing on our revolving credit facility. At the current commodity price strip, we expect that our effective cash tax expenses will be nil for 2011, and an average of 8% from 2012 to 2014.

We continue to work towards a planned conversion from the current Trust structure to a corporate legal form, and expect to have this conversion transaction completed before the end of 2010.  In the absence of a significant decline in commodity prices, we expect to maintain our current distribution level as a dividend upon conversion to a corporation.

Additional Information

Our unaudited Consolidated Financial Statements for the three months ended March 31, 2010 and 2009 and related Management’s Discussion and Analysis can be accessed immediately on our website at www.baytex.ab.ca and will be available shortly through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Conference Call

Baytex will hold a conference call and question and answer session at 1:00 p.m. MT (3:00 p.m. ET) on Tuesday, May 11, 2010 to discuss our first quarter 2010 results. The conference call will be hosted by Anthony Marino, President and Chief Executive Officer, and Derek Aylesworth, Chief Financial Officer. Interested parties are invited to participate by calling toll-free across North America at 1-800-769-8320 or within the Toronto area at 416-340-8018. An archived recording of the call will be available from May 11, 2010 until May 18, 2010 by dialing 1-800-408-3053 within North America or 416-695-5800 within the Toronto area and entering the reservation code 8320553. The conference call will also be archived on Baytex’s website at www.baytex.ab.ca.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Baytex Energy Trust
Press Release
May 11, 2010

Specifically, this press release contains forward-looking statements relating to:  our exploration and development capital expenditures for 2010; our production level for 2010; our proposed acquisition of heavy oil assets in the Lloydminster area, including the aggregate cash consideration for the acquisition, the timing of closing of the acquisition, production from the acquired assets, the development potential of the acquired assets and our ability to integrate the acquired assets with our existing assets; our heavy oil resource play at Seal, including initial production rates from new wells; our Bakken/Three Forks light oil resource play in North Dakota, including initial production rates from new wells, our ability to improve initial production rates through improvements in completion techniques and the potential to develop the property with infill drilling; our Viking light oil resource play in Alberta and Saskatchewan, including initial production rates from new wells and the development potential of our lands; heavy oil price differentials; our ability to fund our capital expenditures and distributions from funds from operations in 2010; our liquidity and financial capacity; our effective cash tax expenses in 2011, 2012, 2013 and 2014; and our plan to convert to a corporate legal form, including the timing of the conversion and our dividend policy as a corporation.  In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Trust

Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Brian Ector, Director of Investor Relations	Telephone: (403) 267-0702
Cheryl Arsenault, Investor Relations	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca